(212) 318-6054

vadimavdeychik@paulhastings.com

May 6, 2022

Ms. Samantha A. Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli Innovations Trust (the “Trust”)
File Numbers: 333-228684; 811-23395

Dear Ms. Brutlag:

This letter responds to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the registration statement on Form N-1A for the Trust, filed on March 16, 2022, with the Commission (the “Registration Statement”). The Registration Statement was filed to add Class A Share to the following four series of the Trust: Gabelli Media Mogul Fund (the “Media Mogul Fund”), Gabelli Pet Parents’TM Fund (the “Pet Parents Fund”), Gabelli Food of All Nations Fund (the “Food of All Nations Fund”), and Gabelli RBI Fund (the “RBI Fund”) (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to the Staff’s comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Comment 1: In the Fee Table, please reconcile the total annual expense ratio for Class I Shares. Please also confirm whether the reconciled Total Annual Expense Ratio will have an effect on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.

Response: Comment accepted. The Fee Table will be updated, as applicable.

Comment 2: Please explain to the Staff the difference between Class A and Class I Shares. Please also explain why the Other Expenses line item is different for each Class and, if different, how such difference will affect the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.

Response: The Trust respectfully submits that the Fee Table has been updated to include a sales load of 5.75% for the Class A Shares. The differences in sales loads and distributions fees are the principal differences between the two Classes.

The Trust confirms that the Other Expenses for each Class are the same and this will be reflected in the updated Fee Table.

Comment 3: Please confirm that the Fee Waiver will be in place for no less than one year from the effective date of the Registration Statement.

Response: Confirmed. The footnote to the Fee Table will be updated, as needed.

Comment 4: Please reconcile the Risk Factors disclosure to ensure that the risk factors most applicable to each Fund appear first, instead of in alphabetical order.

Response: Comment accepted. The requested revision has been made for each Fund.

Comment 5: Please update the Risk Factor section for the Funds that have been in operation for multiple years and delete New Fund risk factor for those Funds.

Response: Comment accepted. The requested revision has been made.

Comment 6: For those Funds that operate as non-diversified, please consider adding non-diversification language to the Principal Investment Strategies section.

Response: Comment accepted. The requested addition has been made.

Comment 7: Please include the performance Bar Chart for the Media Mogul Fund.

Response: Comment accepted. The requested disclosure has been added, as reflected below.

The Fund’s performance for periods prior to the commencement of operations on April 1, 2019 is that of the Predecessor Fund.

The bar chart and table that follow provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for one year, five years, and ten years, if applicable, compared with those of a broad based securities market index. As with all mutual funds, the Fund’s past performance (before and after taxes) does not predict how the Fund will perform in the future. Updated information on the Fund’s results can be obtained by visiting www.gabelli.com.

During the calendar years shown in the bar chart, the highest return for a quarter was 23.20% (quarter ended December 31, 2020) and the lowest return for a quarter was (33.00%) (quarter ended March 31, 2020).

Comment 8: Please update the Portfolio Management section to reflect the date on which each portfolio manager began to manage each Fund.

Response: Comment accepted. The requested change has been made.

Comment 9: Please update the Risk Factors disclosure in the Statutory Prospectus. For example, please note that the COVID risk is applicable to all Funds, and that the New Fund Risk is applicable to only certain Funds.

Response: Comment accepted. The requested change has been made.

Comment 10: Please confirm that the Fundamental Investment Restrictions enumerated in the Statement of Additional Information have not changed and, if they did, that the Trust obtained the requisite shareholder approval prior to any such change.

Response: Confirmed.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP

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